UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 7, 2022

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 7, 2022, Immatics N.V. (the “Company” or “Immatics”) announced that it entered into a strategic research collaboration and licensing agreement with Editas Medicine, Inc. (“Editas Medicine”), a leading genome editing company, to combine gamma-delta T cell adoptive cell therapies and gene editing to develop medicines for the treatment of cancer. As part of the licensing agreement, Immatics gains non-exclusive rights to Editas Medicine’s CRISPR technology and intellectual property.

In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-258351 and 333-240260) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated June 7, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.

Date: June 7, 2022
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer